Exhibit 12.1

DELL INC. - RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Fiscal Year Ended
		January 30,	February 1,	February 2,	February 3,	January 28,
	May 1, 2009	2009	2008	2007	2006	2005
	(in millions, except ratio)
Earnings[a]
Pre-tax income from continuing operations	$412	$3,324	$3,827	$3,345	$4,608	$4,403
Add: fixed charges adjusted for capitalized interest	37	132	84	71	52	35
Add: minority interest	—	—	29	23	27	17

TOTAL EARNINGS	$449	$3,456	$3,940	$3,439	$4,687	$4,455

Fixed Charges[b]
Interest expense	$29	$93	$45	$45	$29	$15
Capitalized interest	—	—	—	—	—	—
Estimate of interest in rent expense	8	39	39	26	23	20

TOTAL FIXED CHARGES	$37	$132	$84	$71	$52	$35

RATIO OF EARNINGS TO FIXED CHARGES	12	26	47	49	90	128

(a)      Earnings means the amounts resulting from the following: (a) our pre-tax income from continuing operations, plus (b) our fixed charges adjusted for capitalized interest but including amortization of capitalized interest, plus (c) our minority interests

(b)      Fixed charges means the amounts resulting from the following: (a) our interest expensed, plus (b) our interest capitalized, plus (c) a reasonable estimation of the interest factor included in rental expense.

Total rental expense	24	116	118	78	70	60
Interest factor - one-third of rental expense	8	39	39	26	23	20